Ex-99.B.4.66

                               Form of Endorsememt

                    Aetna Life Insurance and Annuity Company

                                   Endorsement

The Contract, and the Certificate if applicable, are endorsed as follows.

When Aetna Life Insurance and Annuity Company (ALIAC) is the exclusive Plan provider, ALIAC will apply a transfer credit to transferred assets allocated to Individual Accounts. Transferred assets are the value of contributions made under a previous contract with another annuity company which are transferred to the ALIAC Contract. The amount of the transfer credit will equal [two percent] of transferred assets allocated to Individual Accounts under the Contract.

On the date We receive them in Good Order at Our Home Office, We allocate transferred assets, less any applicable premium tax, to Individual Accounts in amounts and to investment options as directed by the Contract Holder.

The transfer credit amount is calculated on the first anniversary of the Individual Account Effective Date. The amount of the transfer credit is based on the Individual Account Current Value on that date. The amount of the transfer credit is deposited in the Fixed Plus Account. In addition to the transfer credit, the amount deposited in the Fixed Plus Account will include interest that would have accrued had the transfer credit amount been deposited to the Fixed Plus Account on the first business day of the calendar month following the Individual Account Effective Date.

Endorsed and made part of the Contract, and the Certificate if applicable, on the Contract Effective Date.


                           /s/ Thomas J. McInerney
                               -------------------
                               Thomas J. McInerney
                               President, Aetna Life Insurance and
                               Annuity Company


E-MMTC(5/99)